UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)   *

MHI Hospitality Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
55302L102
(Cusip Number)
John Liu c/o Richmond Hill Investments, LLC 375 Hudson Street, 12th Floor New York, New York 10014 (212) 989-2700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages
Exhibit Index Found on Page 11

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Essex Illiquid, LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
    **      The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See  Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 12 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Investments, LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
    **   The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Basil Maher
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
    **   The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 12 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M. Brian Maher
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
    **    The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 5 of 12 Pages

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on April 28, 2011 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note:  The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the Common Stock, par value $0.01 per share (the “Shares”), of MHI Hospitality Corporation (the “Company”).  As of the date hereof, the Reporting Persons own, in aggregate, (i) warrants to purchase 1,748,000 Shares (the “Warrants”), which Warrants are currently exercisable, and (ii) 12,958.817 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company.

The Reporting Persons are filing this Schedule 13D to report their respective beneficial ownership of Shares through the ownership of Warrants.  All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares (through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise.  All percentages were calculated based on the 9,999,786 Shares outstanding as of May 2, 2012 (as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2012), plus the additional Shares that would be issued if the applicable Reporting Person exercised all of the Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Warrants held by any other persons.

Item 2.  Identity And Background

    Item 2 is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Essex Illiquid, LLC, a Delaware limited liability company (the “Fund”), with respect to the Shares beneficially owned by it;

(ii)
Richmond Hill Investments, LLC (formerly known as Essex Equity Capital Management, LLC), a Delaware limited liability company and the investment adviser (the “Investment Adviser”) of the Fund, with respect to the Shares beneficially owned by the Fund;

(iii)	Basil Maher, a United States citizen (the “First Individual Reporting Person”) and a member of the investment committee of the Fund, with respect to the Shares beneficially owned by the Fund; and

(iv)
M. Brian Maher, a United States citizen (the “Second Individual Reporting Person” and, together with the First Individual Reporting Person, the “Individual Reporting Persons”) and a member of the investment committee of the Fund, with respect to the Shares beneficially owned by the Fund.

Page 6 of 12 Pages

    By virtue of the Securities Purchase Agreement, the Warrant Agreement and/or the Registration Rights Agreement (each as defined and described in the prior Schedule 13D), if the Reporting Persons were deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Richmond Hill Capital Partners, LP and certain of its affiliates (collectively, the “Richmond Hill Entities”), the Reporting Persons could be deemed to have become owners of the securities beneficially owned by such persons.  To the extent the Richmond Hill Entities consider themselves a group with the Reporting Persons, they are solely responsible for the information contained in their separate filings on Schedule 13D.  See Items 4 and 5 for additional information regarding the Shares which the Richmond Hill Entities may be deemed to beneficially own.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is a member of such a group with any such entity or person, and the Reporting Persons disclaim beneficial ownership of any securities beneficially owned by the Richmond Hill Entities.

(b)           The address of the principal business office of (i) the Fund and the Investment Adviser is c/o Richmond Hill Investments, LLC, 375 Hudson Street, 12th Floor, New York, New York 10014 and (ii) the Individual Reporting Persons is c/o Essex Equity Management, LLC, 70 South Orange Avenue, Suite 105, Livingston, New Jersey 07039.

(c)           The principal business of the Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Adviser is that of an investment adviser.  The principal business of each of the Individual Reporting Persons is investing for his own account, including serving as a member of the investment committee of the Fund.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons is set forth above.

Item 4.     Purpose Of  The Transaction

Item 4 is supplemented to report the following:

Warrant Agreement

On July 10, 2012, the Fund, Richmond Hill Capital Partners, LP and the Company entered into Amendment No. 2 to Warrant to Purchase Common Stock of MHI Hospitality

Page 7 of 12 Pages

Corporation (the “Warrant Amendment No. 2”).  Pursuant to the Warrant Agreement (as defined in the prior Schedule 13D and as amended), the Fund is entitled to purchase up to 1,748,000 Shares at an exercise price of $2.25 per Share, such number of Shares and exercise price subject to adjustment under certain circumstances.  Pursuant to Warrant Amendment No. 2, the Fund and Richmond Hill Capital Partners, LP agreed to cast votes or give consents with respect to any Shares held by them, excluding Issued Warrant Shares (as defined in the Warrant Agreement), in the same proportions as the votes cast or consents given (excluding abstentions) by all Shares, other than (i) Shares held by the Fund and Richmond Hill Capital Partners, LP, or their affiliates, and (ii) Shares which are not eligible to vote or give consents.

This summary of Warrant Amendment No. 2 is qualified in its entirety by the full terms and conditions of Warrant Amendment No. 2, a copy of which is attached as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2012, and which is hereby incorporated herein by reference.

Preferred Stock

Pursuant to an Agreement, Waiver and Consent by Preferred Stockholders entered into as of June 15, 2012 (the “Preferred Stockholders Waiver and Consent”) by the Fund, Richmond Hill Capital Partners, LP and the Company, the Company redeemed 10,592.514 shares of Preferred Stock held by the Fund and agreed to waive limitations on the Fund’s ability to hold Shares in addition to Issued Warrant Shares, so that the Fund and Richmond Hill Capital Partners, LP may acquire in open market purchases up to the aggregate of the lesser of 500,000 Shares or five percent of the issued and outstanding Shares of the Company, subject to (i) the approval of the Company’s Board of Directors and (ii) the parties’ agreement on reasonable written terms, conditions and restrictions to ensure the Company’s continued operation as a real estate investment trust.

This summary of the Preferred Stockholders Waiver and Consent is qualified in its entirety by the full terms and conditions of the Preferred Stockholders Waiver and Consent, a copy of which is attached as Exhibit 10.41 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2012, and which is hereby incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6.    Contracts, Arrangements, Understandings Or
                Relationships With Respect To Securities Of The Issuer

Item 6 is supplemented to report the following:

The descriptions of Warrant Amendment No. 2 and the Preferred Stockholders Waiver and Consent set forth in Item 4 are qualified in their entirety by reference to the full text of such

Page 8 of 12 Pages

documents, which are filed, respectively, as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2012 and Exhibit 10.41 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2012, and which are hereby incorporated herein by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 2 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.

The Warrant Amendment No. 2 and the Preferred Stockholders Waiver and Consent filed, respectively, as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2012 and Exhibit 10.41 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2012, are hereby incorporated herein by reference.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2012                                                 ESSEX ILLIQUID, LLC

          By:           Richmond Hill Investments, LLC,
            its Investment Adviser

          By: /s/ John Liu
          Name:  John Liu
          Title:    Chief Executive Officer

          RICHMOND HILL INVESTMENTS, LLC

          By: /s/ John Liu
          Name:  John Liu
          Title:    Chief Executive Officer

         /s/ Basil Maher
          Basil Maher

         /s/ M. Brian Maher
          M. Brian Maher

Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 11 of 12 Pages

EXHIBIT 2
TO SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July  17, 2012                                                 ESSEX ILLIQUID, LLC

          By:           Richmond Hill Investments, LLC,
           its Investment Adviser

          By: /s/ John Liu
          Name:  John Liu
          Title:    Chief Executive Officer

          RICHMOND HILL INVESTMENTS, LLC

          By: /s/ John Liu
          Name:  John Liu
          Title:    Chief Executive Officer

         /s/ Basil Maher
          Basil Maher

         /s/ M. Brian Maher
          M. Brian Maher